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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                        Paravant Computer Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.015 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  699376 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)







* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 10 pages

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-------------------------------                ---------------------------------
CUSIP No.      699376 10 9          13G         Page    2      of    10   Pages
         ---------------------                       -------------------
-------------------------------                ---------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Krishan K. Joshi
              ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)    [X]
                                                           (b)    [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States citizen

--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

  NUMBER OF                   43,614
   SHARES            ----------------------------------------------------------
BENEFICIALLY         6  SHARED VOTING POWER
  OWNED BY
   EACH                    2,191,854
 REPORTING           -----------------------------------------------------------
  PERSON             7  SOLE DISPOSITIVE POWER
  WITH
                              43,614
                     -----------------------------------------------------------
                     8  SHARES DISPOSITIVE POWER

                           2,191,854
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,235,468

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           27.9%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                           IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 10 pages




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-------------------------------                ---------------------------------
CUSIP No.      699376 10 9           13G        Page    3      of    10   Pages
         ---------------------                       -------------------
-------------------------------                ---------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              UES, Inc.
              31-0797776
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)    [X]
                                                           (b)    [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio corporation

--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

  NUMBER OF                   -0-
   SHARES            ----------------------------------------------------------
BENEFICIALLY         6  SHARED VOTING POWER
  OWNED BY
   EACH                    2,191,854
 REPORTING           -----------------------------------------------------------
  PERSON             7  SOLE DISPOSITIVE POWER
  WITH
                              -0-
                     -----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                           2,191,854
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,191,854

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           27.4%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                           CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 10 pages


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-------------------------------                ---------------------------------
CUSIP No.      699376 10 9          13G         Page    4      of    10   Pages
         ---------------------                       -------------------
-------------------------------                ---------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              UES Florida, Inc.
              31-1313408
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)    [X]
                                                           (b)    [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida

--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

  NUMBER OF                   -0-
   SHARES            ----------------------------------------------------------
BENEFICIALLY         6  SHARED VOTING POWER
  OWNED BY
   EACH                    2,191,854
 REPORTING           -----------------------------------------------------------
  PERSON             7  SOLE DISPOSITIVE POWER
  WITH
                              -0-
                     -----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                           2,191,854
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,191,854

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           27.4%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                           CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 4 of 10 pages



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Paravant Computer Systems, Inc.
CUSIP No. 699376 10 9

Item 1(a).                 Name of Issuer:
                           ---------------

                           Paravant Computer Systems, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:
                           ------------------------------------------------

                           1615A West Nasa Boulevard
                           Melbourne, Florida 32901

Item 2(a).                 Name of Person Filing:
                           ----------------------

                           (1) Krishan K. Joshi

                           (2) UES, Inc.

                           (3) UES Florida, Inc.

                           UES Florida, Inc. is a wholly-owned subsidiary of UES, Inc. Mr. Joshi, by virtue of his ownership of 58% of the outstanding stock of UES Inc., may be deemed to control UES, Inc. and UES Florida, Inc.

Item 2(b).                 Address of Principal Business Office or, if none,
                           Residence:
                           ---------------------------------------------------

                           The address for Mr. Joshi, UES, Inc. and UES
                           Florida, Inc. is:

                                    4402 Dayton-Xenia Road
                                    Dayton, Ohio 45432

Item 2(c).                 Citizenship:
                           ------------

                           (1) Krishan K. Joshi - U.S. citizen

                           (2) UES, Inc., an Ohio corporation

                           (3) UES Florida, Inc., a Florida corporation

Item 2(d).                 Title of Class of Securities:
                           -----------------------------

                           Common Stock

Item 2(e).                 CUSIP Number:
                           -------------

                           699376 10 9



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Paravant Computer Systems, Inc.
CUSIP No. 699376 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a)    [ ]      Broker or Dealer registered under section 15
                                  of the Act
                  (b)    [ ]      Bank as defined in section 3(a)(6) of the Act
                  (c)    [ ]      Insurance Company as defined in section
                                  3(a)(19) of the Act
                  (d)    [ ]      Investment Company registered under section 8
                                  of the Investment Company Act
                  (e)    [ ]      Investment Advisor registered under section
                                  203 of the Investment Advisors Act of 1940
                  (f)    [ ]      Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; see section 240.13d-1(b)(1)
                                  (ii)(F)
                  (g)    [ ]      Parent Holding Company, in accordance with
                                  section 240.13d-1(b)(ii)(G)
                  (h)    [ ]      Group, in accordance with section 240.13d-1
                                  (b)(1)(ii)(H)

Item 4.                  Ownership.
                         ----------

                         (a)      Amount Beneficially Owned:
                                  --------------------------

                                       2,235,468 shares(1)

--------
     (1) All share numbers reported in this Schedule 13G reflect a 4.471-to-1 reverse stock split effected by the Issuer in April 1995 and a 3-for-1 stock split effected by the Issuer in July 1996. Includes (i) 43,614 shares owned individually by Mr. Joshi and (ii) 2,191,854 shares owned by UES Florida, Inc. With respect to the 2,191,854 shares held by UES Florida, Inc., (i) 445,848 of such shares are subject to an option granted by UES Florida, Inc. to Mr. Joshi,
(ii) 148,617 shares are subject to an option granted by UES Florida, Inc. to Richard P. McNeight, the President and Chief Operating Officer of the Issuer, and (iii) 297,231 shares are subject to an option granted by UES Florida, Inc. to William R. Craven, the Vice President of Marketing and Secretary of the Issuer.

                               Page 6 of 10 pages



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Paravant Computer Systems, Inc.
CUSIP No. 699376 10 9

                         (b)      Percent of Class:
                                  -----------------
                                         27.9%(2)

                         (c)      Number of shares as to which such person has:
                                  --------------------------------------------

                                    (i)    Sole power to vote or to direct the
                                           vote:
                                           -----------------------------------
                                               Mr. Joshi has sole power to vote
                                               or to direct the vote with
                                               respect to 43,614 shares.

                                   (ii)    Shared power to vote or direct the
                                           vote:
                                           -----------------------------------
                                               Mr. Joshi, UES, Inc. and UES
                                               Florida, Inc. share the power to
                                               vote or direct the vote with
                                               respect to 2,191,854 shares.

                                  (iii)    Sole power to dispose or direct the
                                           disposition of:
                                           -----------------------------------
                                               Mr. Joshi has sole power to
                                               dispose or to direct the
                                               disposition of 43,614 shares.

                                   (iv)    Shared power to dispose or direct
                                           the disposition of:
                                           -----------------------------------
                                               Mr. Joshi, UES, Inc. and UES
                                               Florida, Inc. share the power to
                                               dispose or direct the disposition
                                               of 2,191,854 shares.

Item 5.                  Ownership of Five Percent or Less of a Class.
                         ---------------------------------------------
                         If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

--------
     (2) Based on 8,002,710 shares outstanding at December 31, 1997.


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Paravant Computer Systems, Inc.
CUSIP No. 699376 10 9

Item 6.                  Ownership of More Than Five Percent on Behalf of
                         Another Person:
                         --------------------------------------------------

                         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by
                         the Parent Holding Company.
                         ----------------------------------------------------

                         Not Applicable.

Item 8.                  Identification and Classification of Members of the
                         Group.
                         ---------------------------------------------------

                         Reference is made to the Joint Filing Agreement annexed hereto executed by Krishan K. Joshi, UES Inc. and UES Florida, Inc., the members of the group filing this Schedule 13G.

Item 9.                  Notice of Dissolution of Group.
                         --------------------------------

                         Not Applicable.

Item 10.                 Certification.
                         --------------

                         Not Applicable.


                               Page 8 of 10 pages


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Paravant Computer Systems, Inc.
CUSIP No. 699376 10 9

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1998                          /s/ Krishan K. Joshi
                                                 ---------------------
                                                     Krishan K. Joshi


                                                 UES, INC.


                                                 By:  /s/ Larry E. Clay
                                                     -----------------------
                                                     Name:  Larry E. Clay
                                                     Title: Vice President



                                                 UES FLORIDA, INC.


                                                 By: /s/ Larry E. Clay
                                                     --------------------------
                                                     Name:  Larry E. Clay
                                                     Title: Secretary



                               Page 9 of 10 pages


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Paravant Computer Systems, Inc.
CUSIP No. 699376 10 9


                             JOINT FILING AGREEMENT

               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the common stock of the Issuer and further agree that this Joint Filing Agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the 13 day of February, 1998.


                                             /s/ Krishan K. Joshi
                                             -------------------------
                                             Krishan K. Joshi


                                             UES, INC.

                                             By: /s/ Larry E. Clay
                                             -------------------------
                                                Name:  Larry E. Clay
                                                Title: Vice President


                                             UES FLORIDA, INC.


                                             By: /s/ Larry E. Clay
                                             -------------------------
                                                 Name:  Larry E. Clay
                                                 Title: Secretary



                               Page 10 of 10 pages